SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF EXTRAORDINARY GENERAL MEETING
HELD ON APRIL 02, 2007

1 – DATE AND TIME: April 02nd, 2007, at 11:00 a.m. 2. LOCATION: Corporate headquarters, localized at Rua Eteno, no 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3 – SUMMONS NOTICE: Summons notice published under the art. 124 of the Law no. 6,404/76, on the following days: editions of March 16, 17/18 and 20, 2007 at the "Diário Oficial do Estado da Bahia", March 16, 17 and 18, 2007, at the newspaper "A Tarde", being also published according to the instructions CVM no 02/78 and 207/94 and for the purposes of wider disclosure at the newspaper "Gazeta Mercantil", in the editions of March 16/17/18, 19 and 20, 2007. Published further, to meet, respectively, the instructions CVM no 358/2002 and 319/1999, (i) “Material Fact” at the "Diário Oficial do Estado da Bahia", at the newspaper "A Tarde", “Correio da Bahia” and "Gazeta Mercantil" in the editions of March 16, 2007. 4 – PRESENCE: Shareholders representing over than eighty-four percent (84%), of the Company’s voting capital; Mr. Felipe Ayoub, CRC no. 1SP187402/O-4 “S” BA, representative of the specialized company “PricewaterhouseCoopers Auditores Independentes”, civil company established at the city of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, nº 1.400, from 7th to 11th and from 13th to 20th floors, Torre Torino, and with affiliate in the city of de Salvador, at Rua Miguel Calmon, nº. 555, 9th floor, secondarily registered in the Regional Board of Accountancy of the State of Bahia under CRC nº. 2SP000160/O-5 "F" BA, and in the CNPJ/MF under nº. 61.562.112/0004 -73; Mr. Roberto Gabaldi, representative of the specialized company Stima Engenharia Ltda., company registered in the CREA-SP under nº. 071.708 -8, with headquarter at Avenida Fagundes Filho, nº 191, conj. 102, 10th floor, in the city and State of São Paulo, registered in the CNPJ/MF under nº 06.932.665/0001 -10, Mr. Walter Murilo Melo de Andrade, member of the Fiscal Council of the Company; and Mrs. Cristiane da Rocha Ribeiro, representative of the management of the company. 5 –COMPOSITION OF THE PRESIDING BOARD: Chairman: Marcelo André Lajchter, and Secretary: Marcella Menezes Fagundes, elected according to the art. 17 of the Bylaws. 6 – AGENDA: (I) Authorize the conversion of 486.530 preferred shares class “A” in common shares, by deliberation of the majority of the Company’s voting capital, in the proportion of 1 preferred share class “A” to 1 common share; (II) Approve and ratify the appointment and contracting, performed by the officers of the Company, of the specialized companies responsible for the issuing of the appraisal report of the patrimonies of the Politeno Indústria e Comércio S.A. (“Politeno”) and of the Company; (III) Examine, discuss and approve the Protocol and Justification of the merger of Politeno into the Company; (IV) Examine, discuss and approve documents related to the merger of Politeno into the Company; (V) Approve the merger of Politeno into the Company, with consequent increase of its capital stock and issuing of new shares; and (VI) Approve the amendment of the art. 4th of the Company’s Bylaws in view of the increase of its capital stock. 7 – REPORTS OF THE FISCAL COUNCIL – In a Report issued on March 15, 2007, the Fiscal Council of the Company issued an opinion in favor of the approval of the proposal of the merger of Politeno into the Company as well as the approval of the respective Protocol and Justification and accountable documents supporting this corporate operation. 8 - DELIBERATIONS: The matters of the Agenda were presented for discussion and voting, and the following deliberations were taken unanimously by the present people; 8.1) authorize to drew up these minutes as a summary as well as its publication by omitting the signatures of the present shareholders, as set forth in art. 130 and its §§, of Law n.º 6,404/76; 8.2) authorize, the conversion during this Meeting, of 486,530 (four hundred and eighty-six thousand, five hundred and thirty) preferred shares class “A” in common shares, by deliberation of the majority of the voting capital of the Company present in this meeting, in the proportion of 1 preferred share class “A” to 1 common share. There being no further manifestation from the Company’s shareholders of preferred shares class “A”, the shareholders ODBPAR Investimentos S.A., and Nordeste Química S.A. – Norquisa decided, hereby, to convert, respectively: (i) 464,685 (four hundred and sixty-four thousand and six hundred and eighty-five) preferred shares class “A”; and (ii) 21,845 (twenty-one thousand and eight hundred and forty-five) preferred shares class “A”, in a total of 486,530 (four hundred and eighty-six thousand, five hundred and thirty) preferred shares class “A” held by them in, respectively, 464,685 (four hundred and sixty-four thousand and six hundred and eighty-five) common shares; and 21,845 (twenty-one thousand and eight hundred and forty-five) common shares, in a total of 486,530 four hundred and eighty-six thousand, five hundred and thirty) common shares, counting on the approval and consent of the present shareholders, composing the necessary quorum for the approval of this matter; 8.3) approve and ratify the appointment and contracting, previously performed by the Company’s management, of the specialized company “PricewaterhouseCoopers Auditores Independentes”, above qualified, represented in this Meeting by Mr. Felipe Ayoub, who offers to clarify any eventual doubts of the present shareholders, having this company (i) examined and audited the Financial Statement of the Politeno and the Company; (ii) proceeded the accountable appraisal of the Politeno and the Company’s equity, in the data base defined for the merger transaction, i.e. December 31, 2006 (“Data Base”), with the elaboration of the respective accountable appraisal reports of Politeno and the Company, for the purposes to determine the ratio exchange of the Politeno’s shares by Company’s shares as well as the effectiveness of the accountable entry in the Company, and calculation of the amount of the reimbursement value of the shares issued by Politeno, in case of eventual exercise of the withdrawal right by the Politeno’s shareholders, as set forth in article 45 of the Law nº 6,404/76; and (iii) elaborated, under the applicable accounting practices in Brazil, appraisal report of the Politeno and the Company equities, according to the same criteria and in the same data base, to market value, for the purposes of the art. 264 and respective §§, of the Law nº 6,404/76, underscoring that these reports were issued based on the respective inventories and in appraisal reports of goods of the Company and Politeno fixed assets, elaborated by the specialized company Stima Engenharia Ltda., above qualified, responsible for the appraisal of the goods of the Company and Politeno fixed assets, according to the same criteria and on the same Data Base to markets values, which previous appointment and contracting are also ratified; 8.4)

approve, after examining and discussing, the Protocol and Justification of the merger of Politeno into Company, held by the Politeno and the Company management, dated of March 12, 2007 (“Protocol and Justification”), comprising the purposes, bases, and other conditions related to Politeno and the Company merger transaction, having been elaborated in compliance with the provisions of the articles 224, 225 and following of the Law nº 6,404/76 as well as the Instruction CVM nº 319/99, which document after being presented to the Chairman of the Presiding Board and examined by the presents, was initiated by the members of the Presiding board and filed at the Company’s headquarters, and which copy, after being initiated by the Secretary, is an integral part of these minutes as Annex I; 8.5) approve, after examining and discussed, without any exception, the Politeno and the Company financial statements, and the accountable appraisal report of the Politeno and the Company equities, previously elaborated by the specialized companies mentioned at the item 8.3 above, for the purposes of determine the exchange ratio of the Politeno and the Company shares as well as the effectiveness of the Company’s accountable entry, and the reimbursement value calculation arising out the eventual exercise of the withdrawal right by the Politeno shareholders, as set forth in articles 264 and 45 of the Law nº. 6,404/76, which documents after being presented by the Chairman of the Presiding Board and examined by the presents, were initiated by the members of the Presiding Board and filed in the Company’s headquarters, and which copies, after being initiated by the Secretary, are an integral part of these minutes as Annex II (Politeno financial statement), Annex III (Company’s financial statements), Annex IV (Politeno’s accountable report), Annex V (Company’s accountable report). The accountable appraisal report appraised, on the Data Base, the Politeno’s equity in R$ 498,982,543.92 (four hundred and ninety-eight millions, nine hundred and eighty–two thousand, five hundred and forty-three reais and ninety-two centavos), corresponding to R$0.007543 (seven milesimal centavos fraction) per share, irrespective of the specie or class, and the Company’s accountable appraisal report appraised, on the Data Base, the Company’s equity in R$ 4,447,511,445.33 (four billions, four hundred and forty-seven millions, five hundred and eleven thousand, four hundred and forty-five reais and thirty-three centavos), corresponding to R$12.491646 (twelve reais and forty-nine centavos and fraction) per share, irrespective of the specie or class, everything according to the Law nº 6,404/76 as well as the Instruction CVM nº 319/99; 8.6) approve, after examining and discussing, without any exception, the appraisal report by the market value, of the Politeno and the Company equities, previously elaborated by the specialized company, under the art. 264, of the Law nº 6,404/76, which documents after being presented by the Chairman of the Presiding Board and examined by the presents, were initiated by the members of the Presiding Board and filed in the Company’s headquarters, and which copies, after being initiated by the Secretary, are an integral part of these minutes as Annex VI (equity appraisal by the Company’s market value) and VII (equity appraisal by the Politeno’s market value). The appraisal report by market value, which are issued based on the verification of the respective Company and Politeno inventory, and in the appraisal report of goods of the fixed assets elaborated by the specialized company Stima Engenharia Ltda., responsible for the appraisal for the goods of the Braskem and Politeno fixed assets, according to the same criteria and in the same Data Base, by market values, which are also approved by this General Meeting and filed in the Company’s headquarters for the due legal effects, present in the said Data Base; (i) the Company’s equity of R$ 7,848,501,338.06 (seven billions, eight hundred and forty-eight million, five hundred and one thousand, three hundred and thirty-eight reais and six centavos), corresponding to R$ 22.043945 (twenty-two reais and four centavos and fraction) per share, notwithstanding their specie or class; and (ii) the Politeno’s equity of R$ 811,129,051.02 (eight hundred and eleven millions, one hundred and twenty-nine thousand, fifty-one reais and two centavos), corresponding to R$ 0.012262 (one centavos and fraction) per share, notwithstanding their specie or class; 8.7) approve the merger transaction of Politeno into the Company, under the terms and conditions set forth in the Protocol and Justification approved at the item 8.4 above, which established the exchange ratio based on the accountable equity value, by which each tranche of 1,656 (one thousand and six hundred and fifty-six) shares issued by Politeno, notwithstanding their species or class, will have the right to a 1 preferred share class “A” issued by the Company, therefore, the Company will have all goods, rights and obligations composing the Politeno patrimony, in compliance with the respective accountable appraisal report referred at the item 8.5 above, with the consequent extinction, by operation of law of Politeno, being, further, set forth that will be maintained and absorbed by the Company the following Politeno’s establishments: a) Rua Benzeno, no. 2.391, COPEC, Municipality of Camaçari, State of Bahia, CEP 42.810 -000, enrolled before the CNPJ/MF under nº. 13.603.683/0001 -13, former Politeno’s headquarter, which will pass to the condition of Company’s affiliate establishment ; b) Rodovia Campinas SP 332, Km 121, sala 4, Betel, Paulínia/SP, CEP. 13.140 -000, enrolled before the CNPJ/MF under nº 13.603.683/0010 -04, which will be absorbed by the Company’s affiliate localized at Rua Guamiranga, nº 1674, Vila Prudente, São Paulo, enrolled before the CNPJ/MF under nº 42.150.391/0028 -90; and c) Av. Estrela Polar, nº 515, Part A, Industrial District Riacho das Pedras, Contagem/MG, CEP. 32.242 -190, enrolled before the CNPJ/MF under nº 13.603.683/0003 -85, which will be absorbed by the Company’s affiliate localized in the same address, enrolled before the CNPJ/MF under nº 42.150.391/0014 -95, the others Politeno establishment being closed; 8.8) once the merger transaction being approved, under the terms of the item 8.7 above, approve, the Company’s capital stock increase in more R$ 19,157,178.94 (ninety millions, one hundred and fifty-seven thousand, one hundred and seventy-eight reais and ninety-four centavos), which increase is subscribed and paid-up by the Politeno’s equity version, irrespective of the corporate interest that the Company holds in the social capital of the own Politeno, passing the Company’s social capital to R$ 3,527,428,999.72 (three billions, five hundred and twenty seven millions, four hundred and twenty eight thousand, nine hundred and nine reais and sventy-two centavos), by the issuing of 1,533,670 (one million, five hundred and thirty-three thousand and six hundred and seventy) new preferred shares class “A”, nominated and no par value, to be attributed to Politeno’s shareholders, in substitution of the shares issued by Politeno hereby extinguished, based on the exchange ratio fixed in the Protocol and Justification of the merger of Politeno into the Company, the item 8.9 below being observed in the following form: each lot of 1,656 (one thousand and six hundred and fifty-six) shares issued by Politeno, notwithstanding their species or class, will have the right to receive 1 preferred share class “A” issued by the Company. In view of the conversion of shares deliberated at the item 8.2 above as well as the capital increase set forth at this item 8.8, the caput of the article 4th of the Company’s Bylaws will be written as fallows: “Article 4th - The Capital Stock is R$ 3,527,428,999.72 (three billions, five hundred and twenty seven millions, four hundred and twenty eight thousand, nine hundred and nine reais and two centavos), divided in 123,978,672 (one hundred and twenty three millions, nine hundred and seventy-eight thousand and six hundred and seventy-two) common shares, 247,154,278 (two hundred and forty-seven millions, one hundred and fifty-four thousand and two hundred and seventy-eight) preferred shares class “A” and 803,066 (eight hundred and three thousand, sixty-six) preferred shares class “B”.”; 8.9) further arising out the merger transaction hereby deliberated, authorize the Company to perform, after elapsing the term set forth at the paragraph IV of the article 137 of the Law nº. 6,404/76, the sale of the Company’s shares in stock exchange that could not be attributed to Politeno’s shareholders, in function of eventual exercise of the withdrawal right. Being sure that it will be assure to the Politeno’s shareholders, which do not exercise in the legal term the withdrawal right, as applicable, and are holders of a number of shares issued by Politeno inferior to the necessary for the reception of 1 preferred share class “A” issued by the Company, the right to receipt the value of the shares issued by Politeno held by them will be based on their respective accountable value; 8.10) register, according to the art. 12 of the Instruction CVM nº. 319/99, all financial statements of the involved companies in the corporate operation hereby approved were audited by the “PricewaterhouseCoopers Auditores Independentes”, according to the opinions dated February 2007, which are an integral part of the Annex II and III of these minutes, as approved at the item 8.5 above; 8.11) document, further, that the Company expressly waives the right set forth at the paragraph 3rd of the article 137 of the Law no. 6,404/76, so that the approval of the merger transaction and its consequent extinction is irrevocable and definitively deliberated, passing the Company from this date to the condition of legal successor of this company, in the universal quality, in all its rights and obligations: 8.12) due the merger of Politeno into the Company, approve, under the terms of the Protocol and Justification of the merger transaction, the extinction of the shares of the Politeno’s capital stock owns by the Company, pursuant art. 226, § 1st of the Law nº. 6,404/76; and 8.13) authorize the Company’s management to practice all acts necessary to the implementation of the corpo rate operation hereby approved. 9 - ADJOURNMENT: There being no further business to consider, the Extraordinary General Meeting was adjourned, and this minutes drawn up, which, after being read, discussed and found accordingly, are signed by all present shareholders, that constituted the necessary quorum for the validity of the deliberations object of this General Meeting, having been, by decision of the same, authorized the extraction of necessary certificates by the Secretary of the Meeting. Camaçari/BA, April 02, [Ass.: Marcelo André Lajchter – Chaiman; Marcella Menezes Fagundes – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (p/p Marcelo André Lajchter); ODBPAR Investimentos S.A. (p/p Marcelo André Lajchter); Petrobrás Química S.A. – Petroquisa (p/p Roberto Keller Thompson Mello); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (p/p José Washington Eustáquio dos Santos)].

The above matches the original recorded on its own book.

Marcella Menezes Fagundes
Secretary

headquarters/Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13th floor - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3443 9999 – Fax (11) 3023 0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 04, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.